

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 2, 2009

Via U.S. Mail and facsimile to (915) 225-8001

Mr. Gerald J. Rubin
Chief Executive Officer
Helen of Troy Limited
1 Helen of Troy Plaza
El Paso, TX 79912

> **Re:** **Helen of Troy Limited**
> **Form 10-K for the fiscal year ended February 29, 2008**
> **Filed May 13, 2008**
> **File No. 001-14669**

Dear Mr. Rubin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director